UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
May 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-Held Company

CNPJ/MF n.° 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3; NYSE: FBR) announces that it has entered into a US$ 800 million transaction split in two tranches: (i) US$ 300 million Export Pre-Payment facility with 8-year tenor and (ii) US$ 500 million revolving credit facility with 4 year availability period.

The transaction was arranged as a club deal comprising 11 global commercial banks: Deutsche Bank, Sovereign Bank (Santander), Credit Agricole, JPMorgan, HSBC, Bank of America, The Royal Bank of Scotland, Citibank, Nordea, WestLB and ING.

São Paulo, May 11, 2011.

Fibria Celulose S.A.
João Adalberto Elek Junior
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: May 11, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO